Mail Stop 3561

	October 5, 2005

Mr. John Michael Coombs, CEO
Valley High Mining Company
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-6001

Re:	Valley High Mining Company
		Registration Statement on Form 10-SB
		Amendment No. 2 filed August 26, 2005
		File No. 000-51232

Dear Mr. Coombs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue our previous comment three. In light of the disclosure in the registration statement regarding the loss of corporate records and the significant period of time during which the company was dormant, please disclose any due diligence that management performed in identifying the company`s shareholders when it reactivated the company.





2. We note your response to our previous comment four and we reissue in part our previous comment. In the description of property section and for your mineral claims, provide the disclosures required by Industry Guide 7(b). In particular, provide:
* A map showing the location of your mineral claims.
* A brief description of the rock formation and mineralization of existing or potential economic significance of the mineral claims.
* A description of equipment and other infrastructure facilities.
* The source of power that can be utilized at the mineral claims. Refer to Industry Guide 7(b)(1)-(5) for specific guidance. Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

3. We reissue our previous comment five. Insert a small-scale map showing the location and access to your mineral claims. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call Filer Support at 202-942-8900.

4. We reissue our previous comment six. Remove all references in the document that use the term "mining" or "mining operations" or any term that can imply mineral production such as "operations." In particular, substitute the term "mineral exploration" for "mining operations." We note, for example and without limitation, the reference in risk factor one to "mining or mineral exploration company." We also note the reference in the introduction to the risk factors section to "mining property." Please revise.

5. We reissue our previous comment seven. We continue to note references to "the property" or "mining property." Please revise throughout the registration statement to clarify that this "property" refers to mineral claims.

6. We note the statement on page 25 that "[i]t is not our present intention to engage in any public or private offering of our stock" and on page 30 that "it is highly unlikely that we could undertake a secondary offering of securities." Please reconcile these statements with the following disclosure:
* The references throughout the document to investment capital.


* The statement on the bottom of page 19 that "if we raise capital
or
cultivate a business relationship with another mining company or joint venturer" and the references on page 20 to "interested investor" and "investor interest."
* The statement on page 26 that "management plans to seek out and obtain the capital or financing necessary to explore the North Beck
Claim."
* The statement on page 29 "[t]o implement our business plan and explore the North Beck Claims.... Management expects that we will use
equity, debt and other arrangement such as joint ventures and partnerships to fund these stages of our business plan to the extent such is or may be necessary."
* The statement on page 29 that "we will need to raise or obtain substantial capital to fund our desired plans to explore the North
Beck Claims....the most likely method available to us...would be the
private sale of its securities."
* The statement on page 34 that "[i]n the event that Valley High cannot raise the capital and other funding necessary to explore the
North Beck Claim."

Risk Factors, page 3

7. We note your response to our previous comment ten and reissue in part our previous comment. On page 3, we note the statements that "[t]he following constitutes an effort to itemize a variety of risk factors involving us and our mining exploration business. The following is not meant to be an exhaustive list of the risks involved in investing in Valley High." You should discuss all material risks in this section. Please revise your disclosure to clarify that you discuss all material risks in this section.

8. In risk factor one, we note the disclosure of "our subsequent acquisition of the North Beck Mining Claims." When referring to the acquisition, please clarify that the company has acquired the claims by a lease agreement.

9. In risk factor two, we note the statement that "we have no immediate plans or ability to implement and carry out any exploration activity." Please reconcile this statement with the disclosure in the "Plan of Operation" section on page 33 that within at least the next 7 to 9 months, we will be in a position to undertake sequence no. 7, that is, approach interested mining exploration partners and joint venturers."

10. We note your response to our previous comment 18 and we reissue the comment. In risk factor five, please state your cash balance as of the most recent practicable date.


11. In risk factor six, we note the statement that "[n]o assurance can be given that the necessary financing to undertake and implement our business plan will be obtained." Please describe the different methods the company may implement to obtain the necessary capital and describe the risks involving these different methods.

12. We reissue our previous comment 21. Unless you have current pre-approval for the trading symbol, please remove the reference to "VHMC."

13. The last paragraph of risk factor 13, discussing penny stock, should be relocated to risk factor 14, which discusses penny stock.
Also, revise the risk factor subheading for risk factor 13.

14. Risk factors 9 and 21 both appear to discuss your dependence on management. Please combine into one risk factor.

Risk Factors Related to the North Beck Mining Claims, page 11

15. Risk factor one appears to reflect the same risk discussed in the prior risk factors section. Please remove.

16. In risk factor six, please explain the statement "[a]t the same time, no assurance can be given that other persons are not using the same or similar report and databases resulting in others identifying and staking claims prior to Valley High taking similar action."

17. Please clarify in risk factor six whether to date you have relied upon any publicly available geological reports and databases. If so, please describe in detail in the business section and provide us with a copy of the report.

18. In risk factor seven, please explain the effect under the mining lease agreement if the company does not render at least $15,000 worth of exploration and assessment on the claims during the 5-year lease term.

Part I, page 13

Item 1. Description of Business, page 13

19. We note the disclosure that Mr. Coombs has orally agreed to advance funds to cover general operating expenses. Please disclose whether this oral agreement is a legal obligation of Mr. Coombs.

History and Background of the Company, page 13

20. We note your response to our previous comment 41. In the last paragraph on page 16, please disclose the value that the company placed on the 5,000,000 shares that it issued to North Beck Joint
Venture, LLC.

21. Please disclose the time frame during which Anticline sought to raise funds and seek out partnerships and joint ventures.
Disclose
the specific steps taken by the company during this period.
Discuss
when the prices of precious metals became severely depressed and when the EPA declared the adjacent area a Super-Fund site.

22. Please name the unaffiliated companies and limited liability companies that received $70,000 from the change of control transaction between North Beck and LipidViro Tech. Please briefly describe the notes, including the purpose of the funds.

23. Disclose the consideration paid by Mr. Jack Coombs to Mr. Fehr for the 142,857 post-split shares. Also, disclose the nominal consideration paid by Mr. Cayias for the 2,900 post-split shares held by Ms. Fehr.

24. We note the statement that Valley High will make available the entire January 1957 Jenny Lind Project Report. Remove this disclosure and supplementally confirm that this report will not be provided to investors. See Guide 7(b)(7).

Current Status of the Company, page 19

25. In the plan of operation section, please explain the statement that "[o]ur goal is to raise capital by participating in a joint venture, partnership or other business arrangement."

26. We reissue our previous comment 44. We note the statement that you are not "presently" involved in any negotiations to pursue a business combination. Please disclose any plans to seek a business combination in the future. Also, please disclose whether any third parties or affiliates are seeking or have entered into any discussions or negotiations to enter into a business combination. We may have further comment.

Overall Business Methodology and Plans, page 20

27. We reissue our previous comment 46. Please disclose when the first step was commenced. Disclose the current status. Disclose the compensation to be paid to Mr. Yeomans for performing this task.

28. In work sequence four, we note the term "target groups."
Please
describe these target groups in the plan of operation section.

29. In work sequence eight, we note the statement "leading to some sort of mineral agreement to explore the Claims." In the plan of operation section, please describe in more detail the possible mineral agreements.

Obtaining Permits/Regulatory Complexity Involved in Obtaining an
Exploratory Mining Permit, page 22

30. Please disclose when you will first need to file a permit for exploration. At what point in your plan of operations would you need to obtain permits? Approximately how long does the permit process take? Disclose any fees that are associated with the permit and other regulatory processes. Lastly, are there any annual fees that must be paid to maintain the mineral claim? If so, please disclose.

Pursuit of Partnership, Joint Venture and Outside Funding
Opportunities, page 25

31. We reissue our previous comment 52.  We note the statement that
"our principal objective is to pursue possible partnership and joint
venture opportunities or prospects....these opportunities will involve the exploration of the North Beck Claims and, hopefully, with another better-funded mining company or companies" and the statement
"current circumstances make it difficult to predict what partnership, acquisition or joint venture opportunity might be worth considering or pursuing." Please describe whether the company intends to enter an arrangement with a partner or joint venturer that would provide the funding and expertise to implement the mineral exploration on the
North Beck claims.

32. We note the statement that a prospective joint venture partner may require the issuance of substantial additional shares and thus result in a change in control. Please explain how you plan to follow your plan of operations if you enter into a joint venture that results in a change in control. Lastly, please explain the statement that you have no "present" intention of engaging in a joint venture with a non-mining business unless that business wants to finance mineral exploration for your property. May your intentions change in the future? We may have further comment.






Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 28

Liquidity and Capital Requirements, page 28

33. We note the statement that the advances from Mr. Coombs do not require interest unless he demands the payment of interest.
Please
revise disclosure throughout the registration statement indicating that these advances do not bear interest to clearly indicate that interest payments may be required in the future at the request of Mr.
Coombs. Discuss the impact this could have on your company and your liquidity.

34. Please explain the statement "[o]ur sole officer and director`s advancing commitment includes doing whatever is necessary to ensure that Valley High does not become in breach of its lease agreement with North Beck." Please describe such provisions and funding commitments he will provide.

Plan of Operation, page 30

35. Remove the reference to the registration statement being "cleared."

36. We reissue our previous comments 60 and 61. Disclose in greater detail your plan of operations, setting forth detailed milestones. Your discussion of your plan of operations should focus on the phased nature of the exploration process. Discuss when you plan to commence each phase and when you expect to complete each phase. State the estimated expenses associated with each phase. Also, discuss your plan of operations if your funding is limited or if you are unable to raise any funding. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the result of that program.

37. We note your response to our previous comment 63 and we
reissue
the comment.  We note that the company does not intend to engage in
any public or private offering of its stock. It appears that the company`s business plan is based upon the company finding a partner or joint venturer to implement its business plan. In light of the importance of this step in the business plan, please describe in detail how the company will actively seek out and investigate potential partnerships and joint venturers. Please describe the specific steps that management will undertake to implement this part of the business plan.  See Item 303(a) of Regulation S-B and Rule
419
of Regulation C.

38. We reissue our previous comment 64. Please describe the milestones and day to day operations that will be carried out by management.

39. We note the statement on page 31 that "[f]or the first work sequence event identified, namely, to locate and collect all existing data previously compiled... We believe that this process should take no more than three months to achieve." Please update this section to disclose whether the sequence has been completed. See also the third and fourth sequences.

40. Discuss in greater detail the activities to be undertaken in the fourth work sequence, collecting and analyzing additional surface rock samples. Describe in detail other exploration activities to be conducted on the mineral claim.

41. We reissue our previous comment 67. We note the statement that
"[m]anagement does not believe that past owners and operators would have done such extensive exploratory activity on the subject claims in the past...had they not had valid and justifiable reasons for doing so." Please provide reasonable support for the promotional statement, such as results from exploration, or remove. Provide similar basis for management`s belief that the claims have value for exploration purposes or remove.

Item 3.  Description of Property, page 35

42. We reissue our previous comment 71. Please describe in detail, the principal terms of the mining lease agreement between the company and North Beck Joint Venture, including the consideration paid by the company for the lease.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons, page 39

43. Please describe John Michael Coombs` involvement with North
Beck
Joint Venture and/or Anticline Uranium.  See Item 401(a)(4) of
Regulation S-B.

44. Please describe whether Vis Viva Corporation was a blank check company.

Item 7.  Certain Relationships and Related Transactions, page 42

45. We reissue our previous comment 83. For the transaction involving the lease agreement between the company and North Beck Joint Venture, please include the nature of the person`s interest in the transaction and the amount of such interest as required by Item
404(a) of Regulation S-B.






Financial Statements for the Years Ended December 31, 2004 and
2003

Balance Sheet, page F-2

46. We noted your response to our prior comment 86 where you indicated that the missing corporate records, as a result of Mr. Needle`s death, did not impact the preparation of your financial statements. Upon review of page 14, we noted $500,000 was raised in a public offering on February 19, 1980, and that substantially all of those funds were spent on several natural resource and mining ventures between 1980 and 1985. Your balance sheet however, only indicates a retained deficit of $125,318 for the period from the inception in 1979 through April 19, 2004, the date of re-entrance into the exploration stage. Tell us how the $500,000 raised in 1980, and subsequently expensed, is included in the retained deficit presented on your balance sheet, considering the amount presented is only $125,318.

Other

47. Considering your filing went effective 60 days after the filing date (March 31, 2005), please file your Form 10-QSB for the quarter ended June 30, 2005. This report should have been filed within 45 days of the quarter end, in accordance with Item 240.13a-13(a) of the
Exchange Act Rules.

* * * * *

	As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Brian Bhandari at (202) 551-3390 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

		Sincerely,



		John Reynolds
		Assistant Director


 cc: 	John Michael Coombs
	Fax (801) 467-3256
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John Michael Coombs
Valley High Mining Company
October 5, 2005
Page 1